Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333 -145845

May 6, 2008

REVERSE CONVERTIBLE SECURITIES BARCLAYS CAPITAL EARN SUCCESS EVERY DAY

CONVERTIBLE SECURITIES THE HIGHLY DYNAMIC ENVIRONMENT of today’s financial markets creates new opportunities and challenges for investors. As a result, investors are looking for innovative ideas and creative solutions to mitigate risk and maximize return on their portfolios. A growing number of investors are seeking unique, sophisticated strategies that could help them meet their financial goals. There is an increasing need for efficient financial products that may allow investors to realize higher yields, reduce their risk exposure and achieve access to a wider range of asset classes, such as international equities, commodities, foreign currencies and various market indices. Due to this growing need, Structured Investments have become a key driver in today’s global markets. STRUCTURED INVESTMENTS can help investors meet their specific financial goals and provide greater diversification to their investment portfolios. Structured Investments encompass a variety of structures and terms. The most typical are Structured Notes which consist of a debt security linked to the performance of a reference asset (equity, basket of equities, equity index, commodity, commodity index or foreign currency). Among the variety of structures available, most aim to help investors achieve the following primary objectives: minimize or eliminate the loss of principal (e.g. Principal Protected Notes), generate higher yields (e.g. Reverse Convertible Notes) or participate in enhanced returns (e.g. Super TrackSM Notes).

REVERSE CONVERTIBLE SECURITIES WHAT IS A REVERSE CONVERTIBLE NOTE AND HOW DOES IT WORK? A REVERSE CONVERTIBLE NOTE is a structured investment that provides exposure to a specific underlying security, while also providing a coupon. In its typical form, a Reverse Convertible Note consists of a principal component linked to a performance component, typically equity. Reverse Convertible Notes are issued by Barclays Bank PLC. The Notes may be linked to common stocks, American Depositary Receipts (ADRs), baskets of stocks, stock market indices, commodities or other asset classes. The primary feature of a Reverse Convertible Note is its enhanced yield. The Note pays a coupon that may be higher than the coupon the investor would receive on fixed income securities with comparable maturities. In addition to possibly providing a higher yield, a Reverse Convertible Note provides a protection level that protects the investor’s principal from a predetermined percentage decrease in the value of the underlying asset. The other significant feature of a Reverse Convertible Note is that the issuer, upon maturity, has the right to deliver the reference asset to the investor. This occurs if the reference asset of the Reverse Convertible Note closes at a price below its protection level on any day throughout the life of the trade and at maturity the reference asset closes below its value on the initial valuation date. The delivered shares may have a lower market value at maturity than the full principal amount of the Note. Therefore, in exchange for a higher coupon, the investor must be prepared to accept the risk of losing some or all of the principal amount of the Note payable at maturity. Unlike an investment in the reference asset, the appreciation potential in Reverse Convertible Notes is limited to the coupon amount. The investor does not participate in the gains on the reference asset.

HOW DO THE REVERSE CONVERTIBLE NOTES PERFORM AT MATURITY? ASSUMING THE REVERSE CONVERTIBLE NOTE is held to maturity, there are several possible scenarios that can occur, based on the performance of the reference asset. The following provides an overview of each of these possible scenarios: Hypothetical Example A Reverse Convertible Note linked to XYZ common stock with 20% downside protection and a 12% annual coupon (paid monthly). The initial share price of the reference shares, or the “strike price”, equals $20, and the principal amount invested is $1,000 (equivalent to 50 reference shares at $20 value). Scenario 1* The reference shares closed above the initial share price on the final valuation date, and never closed below the protection level on any day between the initial valuation date and the final valuation date, inclusive. Payoff At maturity, the investor receives the full principal amount, plus regular coupon payments throughout the life of the Note. The coupon payments follow the payment terms and schedule agreed to in the pricing supplement filed with the SEC prior to the Note issuance date. The investor does not participate in the increase in the values of the shares above the initial share price. Performance of XYZ Stock Strike Protection Level 100% 80% Hypothetical Example Scenario 1 The reference shares closed at $25 on the final valuation date. At maturity, the investor receives: 100% of the principal amount $ 1,000 Twelve monthly coupon $ 120 payments (12% 3 $ 1,000) TOTAL $ 1,120 (12.00% Return on the original investment) This example is for illustrative purposes only and does not constitute a guaranteed return or performance. *The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.

REVERSE CONVERTIBLE SECURITIES Scenario 2* The reference shares closed below the initial share price on the final valuation date, but never closed below the protection level on any day between the initial valuation date and the final valuation date, inclusive. Payoff At maturity, the investor receives the full principal amount, plus regular coupon payments throughout the life of the Note. The coupon payments follow the payment terms and schedule agreed to in the pricing supplement filed with the SEC prior to the Note issuance date. Performance of XYZ Stock Strike Protection Level 100% 80% Hypothetical Example Scenario 2 The reference shares closed at $18 on the final valuation date. At maturity, the investor receives: 100% of the principal amount $ 1,000 Twelve monthly coupon $ 120 payments (12% 3 $1,000) TOTAL $ 1,120 (12.00% Return on the original investment) This example is for illustrative purposes only and does not constitute a guaranteed return or performance. Scenario 3* The reference shares closed above the initial share price on the final valuation date, and closed below the protection level on one or more days between the initial valuation date and the final valuation date, inclusive. Payoff At maturity, the investor receives the full principal amount plus regular coupon payments throughout the life of the Note. The coupon payments follow the payment terms and schedule agreed to in the pricing supplement filed with the SEC prior to the Note issuance date. *The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.

Performance of XYZ Stock Strike Protection Level 100% 80% Hypothetical Example Scenario 3 The reference shares closed at $25 on the final valuation date. At maturity, the investor receives: 100% of the principal amount $ 1,000 Twelve monthly coupon $ 120 payments (12% 3 $1,000) TOTAL $ 1,120 (12.00% Return on the original investment) This example is for illustrative purposes only and does not constitute a guaranteed return or performance. Scenario 4* The reference shares closed below the initial share price on the final valuation date, and closed below the protection level on one or more days between the initial valuation date and the final valuation date, inclusive. Payoff At maturity, the investor does not receive the full principal amount. Instead, the investor receives shares of the reference asset or the cash equivalent value (upon the issuer’s discretion). In either case, the amount of principal received at maturity will be reduced by the percentage decrease in the reference shares, and will be determined by the below calculation. Number of shares = Denomination/the strike price (Hypothetical Example: $1000/$20 = 50 shares) The investor also receives regular coupon payments throughout the life of the trade. The coupon payments follow the payment terms and schedule agreed to in the pricing supplement filed with the SEC prior to the Note issuance date. Hypothetical Example Scenario 4 The reference shares close at $17 on the final valuation date, and close at $12 on one of the days between the initial and the final valuation dates. *The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.

REVERSE CONVERTIBLE SECURITIES Performance of XYZ Stock Strike Protection Level 100% 80% At maturity, the investor will receive: Market value of the $ 850 50 linked shares (50 3 $17) Twelve monthly coupon $120 payments (12% 3 $ 1,000) TOTAL $ 970 (-3.00% Return on the original investment) This example is for illustrative purposes only and does not constitute a guaranteed return or performance. A HYPOTHETICAL EXAMPLE OF A REVERSE CONVERTIBLE NOTE Term 1 Year Reference Share Common Stock of XYZ Corp Principal Amount of Notes $ 1,000 Initial Share Price $ 20 of the Reference Share Number of Shares 50= ($1,000/$ 20) Coupon Rate 12.00% per annum, paid monthly in arrears Downside Protection Price $16 (80% of the Initial Share Price) Payment at Maturity At maturity, each holder may receive either: the full principal amount, if the reference shares never closed below the protection price from the initial valuation date to the final valuation date, or if the final price is equal to or higher than the initial price, or the physical delivery amount (if the reference shares trade below the downside protection price and at maturity have a final price less than the initial share price). This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

WHAT ARE THE BENEFITS AND THE RISKS TO A REVERSE CONVERTIBLE NOTE? Benefits Higher coupons than traditional fixed-income securities In a declining market, high coupons will help to offset or minimize the losses associated with the decline of the reference asset Short maturity (typically 1 year or less) Risks No principal protection—possible loss of some or the entire principal amount Return limited to coupon—no participation in appreciation of the reference asset Depending on the market conditions, the investor may receive the reference asset (or its cash equivalent), rather than the principal return at maturity. The value of the asset delivered might be slightly or significantly lower than the principal amount invested in the Notes. IS THIS THE RIGHT INVESTMENT FOR YOU? The Notes may be the right investment for you if: You are seeking relatively high current income and you are willing to accept the risk of downside market exposure associated with owning the particular reference asset You believe that either: – The final price of the reference asset will be equal to or greater than the initial price of the reference asset, or – The closing price of the reference asset on any day between the initial valuation date and final valuation date will not fall below the protection price You are prepared to hold the Notes to maturity

REVERSE CONVERTIBLE SECURITIES The Notes may not be the right investment for you if: You are not willing to accept the risk of owning the reference asset You prefer lower risk and therefore you are willing to accept potentially lower returns of fixed income securities with comparable maturities that bear interest at a prevailing market rate You seek an investment for which there will be an active secondary market You are not prepared to hold the Notes until maturity CERTAIN RISK CONSIDERATIONS You should carefully consider, among many things, the “Risk Factors” section in the applicable Prospectus. Market Risk The Notes are exposed to the same downside price risk as the reference asset if (i) the final price of the reference asset is lower than the initial price of the reference asset and (ii) between the initial valuation date and the final valuation date, inclusive, the closing price of the reference asset on any day is below the protection price, the investor could lose some or all of the invested principal. If the reference asset trades or closes near or below the protection price, we expect the market value of the Notes to decline to reflect a number of factors, including our right to potentially deliver at maturity a fixed amount of the reference asset to the investor with a market value less than 100% of the principal amount of the Notes. The Notes do not have the same price appreciation potential as the reference asset because, at maturity, even if the value of the reference asset has appreciated, the value of the Notes will not exceed their principal amount. The investor should be willing to hold the Notes until maturity. If the investor sells the Notes before maturity, the investor may have to do so at a substantial discount from the issue price, and as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the Notes prior to maturity may be substantially less than the amount originally invested in the Notes, depending upon the level, value or price of the reference asset at the time of the sale.

Liquidity There may be little or no secondary market for the Notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the Notes prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the Notes to maturity. Price Volatility Movements in the levels, values or prices of the reference assets or their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether the levels, values or prices of the reference assets will rise or fall during the term of the Notes. Changes in the levels, values or prices of the reference assets will determine the payments at maturity on the Notes. Therefore, these changes may result in a loss of the invested principal. As the Notes are linked to reference assets that may be unpredictable and volatile, we cannot guarantee that these changes will be beneficial to the investor, and therefore the investor may receive less than the amount initially invested in the Notes or may experience other losses in connection with the investment in the Notes. EARN SUCCESS WITH BARCLAYS CAPITAL Barclays Capital’s Solution Sales team is dedicated to providing a suite of tailored and innovative solutions to a wide range of financial professionals. We provide opportunities for returns that benefit and make sense for our clients. We deliver practical solutions, including: All Asset Classes and Structures Under One Roof SM Packaging even the most complex ideas into simple and efficient publicly registered products Commitment to our clients: client service is the foundation for our success

REVERSE CONVERTIBLE SECURITIES Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicated returns, performance or results will be achieved. Barclays Bank PLC has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, dated August 31, 2007, the prospectus supplement dated September 4, 2007, the information supplement dated December 12, 2007 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, information supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, information supplement, free writing prospectus, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981. Transactions of the type described in these materials may involve a high degree of risk and the value of such transactions may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference asset, entity or index and risk of illiquidity. In certain transactions, counterparties may lose their entire investment or incur an unlimited loss. This brief statement does not disclose all the risks and other significant aspects in connection with transactions of the type described in these materials. Please review the prospectus, prospectus supplement, information supplement and any relevant free writing prospectus or pricing supplement relating to the securities discussed herein for a further discussion of the risks. Prior to transacting, counterparties should ensure that they fully understand (either on their own or through the use of independent expert advisors) the terms of the transaction and any legal, tax and accounting considerations applicable to them. Barclays does not guarantee the accuracy or completeness of information which is contained in this document and which is stated to have been obtained from or is based upon trade and statistical services or other third party sources. Barclays disclaims any and all liability relating to these materials, and makes no express or implied representations or warranties concerning the statements made in, or omissions from, these materials. Any data on past performance, modelling, scenario analysis or back-testing contained herein is no indication as to future performance. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any modelling, scenario analysis or back-testing. All opinions and estimates are given as of the date hereof and are subject to change. The value of any investment may fluctuate as a result of market changes. The information in this document is not intended to predict actual results and no assurances are given with respect thereto. Any illustrative hypothetical performance information should not be relied upon in reaching an investment decision. This data does not reflect actual performance, nor was a contemporaneous investment model run of any index. Barclays Capital and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) is written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor. Barclays Capital–the investment banking division of Barclays Bank PLC (US Securities Affiliate: Barclays Capital Inc.); Registered in England 1026167. Registered Office: 1 Churchill Place, London E14 5HP; Authorized and regulated by FSA and member of the London Stock Exchange. Barclays, Barclays Capital, Super TrackSM and All Asset Classes and Structures Under One RoofSM are service-marks or trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. Copyright in these materials is owned by Barclays Bank PLC, 2008 (all rights reserved). These materials, or any part thereof, may not be reproduced, distributed or transmitted to any other person or incorporated in any way into another document without the prior written consent of Barclays. © 2008, Barclays Bank PLC. All rights reserved.

FOR MORE INFORMATION please contact us at: Phone: 212 412 1101 or 212 412 3520 E-mail: SolutionsSalesAmericas@barcap.com or visit us at Barx-is.com BARCLAYS CAPITAL EARN SUCCESS EVERY DAY